                                     EXHIBIT  11

                                EASTON BANCORP, INC.
                         COMPUTATION OF EARNINGS PER SHARE

                                                   Fiscal Year Ended December 31,
                                                 ----------------------------------
                                                    2000        1999        1998
                                                 ----------  ----------  ----------
Net income

                                                 $  503,745  $  494,345  $  444,044
                                                 ==========  ==========  ==========
Average shares outstanding                          560,318     560,318     560,071

Basic earnings per share                         $     0.90  $     0.88  $     0.79
                                                 ==========  ==========  ==========

Average shares outstanding                          560,318     560,318     560,071
Dilutive average shares outstanding under
        warrants and options                        263,800     245,236     209,832
Exercise price                                   $    10.00  $    10.00  $    10.00
Assumed proceeds on exercise                     $2,638,000  $2,452,360  $2,098,320
Average market value                             $    10.63  $    10.16  $    12.50
Less:   Treasury stock purchased with assumed
        proceeds from exercise of warrants and
        options                                     248,166     241,374     167,866
Adjusted average shares-diluted                     575,952     564,180     602,037
Diluted earnings per share                       $     0.87  $     0.88  $     0.74
                                                 ==========  ==========  ==========

     The stock of the Company is not traded on any public exchange. The average market values are derived from trades known to management. Private sales may occur where management of the Company is unaware of the sales price.